UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

July 14, 2021
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT II, Inc.
(Cottonwood Communities GP Subsidiary, LLC, as successor by merger to Cottonwood Multifamily REIT II, Inc.)
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

c/o Cottonwood Communities, Inc.
1245 Brickyard Road, Suite 250
Salt Lake City, Utah 84106
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock

Item 1.     Fundamental Changes
The information set forth in Item 6 below regarding the termination of various agreements to which Cottonwood Multifamily REIT II, Inc. (“CMRII”) is a party is incorporated herein by reference.
Item 3. Material Modification to Rights of Securityholders
The information set forth in Item 6 below regarding the modification to the rights of the stockholders of CMRII is incorporated herein by reference.

Item 6. Changes in Control of Issuer
As previously disclosed in the Current Report on Form 1-U of CMRII filed with the Securities and Exchange Commission on February 1, 2021 and incorporated herein by reference, CMRII, Cottonwood Multifamily REIT II O.P., LP (“CMRII OP”), Cottonwood Communities, Inc. (“CCI”), Cottonwood Communities GP Subsidiary, LLC (“Merger Sub”) and Cottonwood Communities O.P., LP (“CCOP”), entered into an Agreement and Plan of Merger on January 26, 2021 (the “Merger Agreement”).
The stockholders of CMRII approved the Company Merger (as defined below) contemplated by the Merger Agreement at a special meeting of stockholders of CMRII held on July 14, 2021.
On July 15, 2021, upon the terms and subject to the conditions of the Merger Agreement, (i) CMRII merged with and into Merger Sub, with Merger Sub surviving as a direct, wholly owned subsidiary of CCI (the “Company Merger”) and (ii) CMRII OP merged with and into Cottonwood Residential O.P., LP (“CROP,” as successor to CCOP), with CROP surviving as the operating partnership of CCI (the “OP Merger,” and together with the Company Merger, the “Merger”). At such time, in accordance with the Maryland General Corporation Law, the Maryland Limited Liability Company Act and the Delaware Revised Uniform Limited Partnership Act, as applicable, the separate existences of CMRII and CMRII OP ceased, and a change in control of CMRII occurred.
At the effective time of the Company Merger, each issued and outstanding share of CMRII’s common stock, $0.01 par value per share (“CMRII Common Stock”), converted into 1.072 shares of Class A common stock of CCI, $0.01 par value per share and holders of CMRII Common Stock immediately prior to such time ceased having any rights as stockholders of CMRII.
At the effective time of the OP Merger, each partnership unit of CMRII OP issued and outstanding immediately prior to the OP Merger was split so that the total number of partnership units of CMRII OP then outstanding was equal to 4,881,490, which was the total number of shares of CMRII Common Stock that were issued and outstanding immediately prior to the OP Merger (the “OP Unit Split”). Immediately following the OP Unit Split, each partnership unit of CMRII OP converted into 1.072 common limited partner units in CROP. Each partnership unit of CROP issued and outstanding immediately prior to the effective time of the OP Merger remains outstanding.
The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.
The Company Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.
In addition, on July 15, 2021, CMRII, CMRII OP, CC Advisors II, LLC, CMRII’s asset manager (“Asset Manager”), Cottonwood Capital Property Management II, LLC, CMRII’s property manager (“CCPM II”), CROP and Merger Sub entered a Termination of Management Agreements pursuant to which the following agreements were terminated at the effective time of the Merger: (i) the Asset Management Agreement dated as of July 27, 2017, between CMRII and Asset Manager, (ii) the Three-Party Agreement dated as of July 27, 2017, among CMRII, CMRII OP and Asset Manager, and (iii) the Property Management Three-Party Agreement dated as of March 1, 2019 by and among CMRII, CMRII OP and CCPM II.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COTTONWOOD COMMUNITIES GP SUBSIDIARY, LLC (as successor by merger to Cottonwood Multifamily REIT II, INC.)

By: Cottonwood Communities, Inc., a Maryland corporation, its sole member

By: /s/Enzio Cassinis
Enzio Cassinis, President

Dated: July 20, 2021

EXHIBITS

Exhibit No.	Description
2.1
Agreement and Plan of Merger dated January 26, 2021, by and among CCI, CCOP, Merger Sub, CMRII and CMRII OP (incorporated by reference to Exhibit 2.1 to CMRII’s Current Report on Form 1-U filed February 1, 2021)